June 24, 2025

Earl Armstrong
Chief Financial Officer
HOOKER FURNISHINGS Corp
440 East Commonwealth Boulevard
Martinsville, VA 24112

       Re: HOOKER FURNISHINGS Corp
           Form 10-K for the Fiscal Year Ended February 2, 2025
           Filed April 18, 2025
           File No. 000-25349
Dear Earl Armstrong:

       We have reviewed your June 17, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 3,
2025 letter.

Form 10-K for the Fiscal Year Ended February 2, 2025
Notes to Consolidated Financial Statements
Note 18 - Segment Information, page F-30

1. You indicate in your response to our prior comment 4 that segment level cost of sales is not separately tracked, nor is it provided to or reviewed by the CODM. ASC 280-
       10-50-26A requires that a segment expense that is easily computable from information that is regularly provided to the CODM shall be evaluated for disclosure.
       In this regard, you indicate your CODM regularly reviews net sales and gross profit by reportable segment, and that gross profit is derived from net sales and cost of sales.
       It appears that cost of sales is easily computable and from the net sales and gross profit information regularly provided to the CODM and is required to be disclosed if significant. See also the example in ASC 280-10-55-15B. Please revise your future filings to provide the required disclosures.
 June 24, 2025
Page 2

       Please contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing